Exhibit 23.1

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisoneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montrèal, Quebec H3A 0A3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dialogic Corporation:

We consent to the use of our report dated July 10, 2010 (except as to note 2(c), which is of October 1, 2010), with respect to the consolidated balance sheet of Dialogic Inc. (formerly Dialogic Corporation) and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended, incorporated herein by reference.

/s/ KPMG LLP

Montréal, Canada

May 13, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.